China Gerui Advanced Materials Group Limited
Announces Second Quarter 2013 Results

ZHENGZHOU, China – August 28, 2013 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced its unaudited financial results for the three months ended June 30, 2013.

Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui, commented, “Second quarter results reflected the continuing weakness in demand for steel in China and the pricing pressure resulting from the over-capacity of steel production in China. Our average selling price declined by 15.7% year-over-year in the 2013 second quarter, which exceeded the reduction in our raw material prices. The highly competitive pricing environment prevented us from increasing prices, which resulted in a lower 8.2% gross margin due to lower selling prices in the second quarter of 2013 compared with the same quarter in 2012. We continue to market our steel products on their premium performance qualities, but price sensitivity has become a factor with our customers.

"However, we believe we are maintaining our market share as all production lines are in operation and we are outperforming most of our competitors. The China Iron and Steel Association ("Association") reported that for the first 6 months of 2013, its members reported a revenue increase of 0.94% with an average gross margin of 0.13%. For the month of June, members of the Association reported their first monthly net loss totaling RMB699 million due to decreasing steel prices. In contrast, we achieved another quarter of positive EBITDA with more stable volumes in this challenging environment. This temporary period of oversupply has forced us to postpone using our full production capacity, and to more aggressively introduce new products, to protect our pricing structure for the future.

"We remain optimistic for our chromium-plated steel and new laminating steel lines as we are building their presence in the steel markets. New products carry higher margins that will improve our average gross margin as sales grow in the future. The Company believes the utilization of its wide- and narrow-strip cold-rolled steel capacity was 46%-48% in the second quarter of 2013 compared with approximately 68%-72% during the first quarter of 2013. The Company's utilization of its chromium-plating production lines was approximately 43% in the second quarter of 2013 compared to 62% during the first quarter of 2013.

"With these new products, we offer a greater range of cold-rolled steel products to our current customers that can compete with higher-priced imports, and we can now provide steel solutions to new customers we could not service before. Our more comprehensive steel product line differentiates us from many smaller steel producers who do not have the technology, financial resources, or customer relationships to effectively compete with us.

"Our steel volume has been stable at approximately 62,000 tons per quarter over the first half of 2013. We have avoided increasing production to prevent more aggressive pricing being necessary. We expect recent pricing concessions are reversible when the market improves. Our specialty steel products continue to receive more interest and we remain optimistic that exports will become a more meaningful growth channel. We are seeking accretive acquisitions and partnerships to become a larger, more powerful global metals processor in the future, and to generate substantial positive cash flow which will translate into greater shareholder value for our investors," Mr. Lu concluded.

Second Quarter 2013 Results

Revenue decreased 43.9% to $43.1 million in the second quarter of 2013 from $76.8 million in the second quarter of 2012. The decrease in revenue was primarily due to a 15.7% decrease in the Company’s average selling price to $692 per ton for the second quarter of 2013 as compared to an average selling price of $821 for the second quarter of 2012 as well as a 33.2% decrease in sales volume to approximately 62,500 tons for the second quarter of 2013 as compared to approximately 93,500 tons for the same quarter of 2012.

Gross profit decreased 82.2% to $3.5 million in the second quarter of 2013 from $19.8 million in the same quarter of 2012. Gross margin was 8.2% in the second quarter of 2013 compared to 25.8% in the second quarter of 2012. The decrease in gross profit compared with a year ago was due to lower sales as the economic slowdown in China continued and domestic consumption declined in the second quarter of 2013. Excess capacity and reduced steel demand continued to create the intense competition and pricing pressures currently in the marketplace during the quarter.

Operating income decreased 93.4% to $1.1 million in the second quarter of 2013, from operating income of $16.8 million for the second quarter of 2012. The decrease in operating income in the second quarter of 2013 was primarily due to an 82.2% decrease in gross profit.

Net loss was $0.64 million in the second quarter of 2013, or nil per fully diluted share, compared to a net profit of $10.3 million, or $0.18 per share in the second quarter of 2012.

Non-GAAP EBITDA was $4.0 million in the second quarter of 2013, or 9.3% of revenue, compared to $19.6 million, or 25.6% of revenue, in the second quarter of 2012. Non-GAAP EBITDA is defined as earnings before net interest expense, taxes, depreciation, and amortization incurred in the second quarter of fiscal year 2013.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Financial Condition

As of June 30, 2013, the Company had $203.6 million in unrestricted cash, $28.0 million in current certificates of deposit, and an additional $169.8 million in restricted cash, as compared to $228.9 million in unrestricted cash, $16.4 million in current certificates of deposit and an additional $145.4 million in restricted cash as of December 31, 2012. The Company’s short-term debt consisted of notes payable and term loans that totaled $377.5 million at June 30, 2013, compared to $317.0 million as of December 31, 2012. The Company had no long-term liabilities. Shareholders’ equity was $334.4 million at June 30, 2013 as compared to $330.1 million as of December 31, 2012. Net cash used in operating activities for the first six months ended June 30, 2013 was $22.5 million compared with $25.0 million of net cash flow provided during the first six months of 2012.

Recent Developments

In June 2013, China Gerui was a gold sponsor at the AMM Steel Success Strategies XXVIII Conference which had attendees from major steel and steel-related companies and associations from around the world and was a virtual who's-who of the global steel industry. Participants benefitted from a high level conference program as well as expanded networking opportunities. China Gerui's CFO, Edward Meng was a panel presenter at the conference during two sessions.

In May 2013, China Gerui engaged Cambelle-Inland LLC, a company founded by Craig T. Bouchard to advise it on strategic planning and expansion in North America and around the world. Mr. Bouchard is an investor of China Gerui and he has expertise in building steel operations, especially through acquisitions. China Gerui is seeking accretive acquisitions to increase its market share domestically and to globalize the Company's operations over time.

In April 2013, China Gerui announced it had captured three international customers placing regular commercial orders for its high-end and narrow-strip steel. Two customers are located in India and one customer is located in Turkey. The products purchased were both wide- and narrow-strip high-precision, chromium-plated, cold-rolled strip steel. Total orders could reach 3,000 tons based on current order rates. Three additional potential customers are currently engaged in trials with China Gerui's specialized steel products in three other countries, including the U.S.

Since the launch of the share repurchase program in April 2011, as of June 30, 2013 the Company had repurchased a total of 2,010,918 ordinary shares at an average price of $3.06 per share for a total repurchase price of approximately $6.2 million.

2013 Financial Guidance

Given current market conditions, volatility of raw material costs and the slower than anticipated price recovery for premium processed steel, the Company revised its full year 2013 revenue guidance to the range of $165 million to $170 million. The Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Industry and Business Update

"Chinese GDP growth declined further to 7.5% in the second quarter of 2013 from 7.7% in the 2013 first quarter and 7.9% in the fourth quarter of 2012 according to the National Bureau of Statistics. This slowing growth combined with excess steel production capacity is causing severe price competition in China.

"However, in the first half of 2013, total consumption of crude steel increased by 6.8% year-over-year to 364.6 million tons, but national production of crude steel rose faster at 7.4% to 389.9 million tons according to the China Iron and Steel Association. Crude steel production has recently been running at a high average daily rate of 2.15 million tons rate, which equals approximately 786 million tons for the 2013 year. Additionally, the production of iron increased by 5.7% to 357.5 million tons and steel production rose by 10.2% to 517.0 million tons. Steel inventories in China decreased during the 2013 second quarter from the first quarter of 2013, but remained at a high level and were 3.6 million tons above the amount at the end of the second quarter of 2012.

"The central government is taking actions to encourage consolidation in the steel industry to create a more balanced steel production and price environment to alleviate the current market conditions over time. Smaller steel companies or those with older technologies may be forced to merge or cease operations. China Gerui will be a beneficiary of these actions with its comprehensive product line, high-quality brand name, established market position and management capabilities.

"Continued investment in real estate and fixed assets as well as relatively steady demand from certain industries such as automotive and heavy-duty equipment, offer the prospect of stronger steel demand in China in the future. We are further positioning China Gerui to become a substantial player in the global steel industry with a much larger global customer base through our comprehensive product mix and potential future opportunistic acquisitions to further our diversification and quickly build market share. By improving our production efficiency we expect to become an even more effective competitor and benefit from the next recovery in the Chinese steel market,” Mr. Lu concluded.

Conference Call Information

The Company will also host a conference call at 9:00 am EDT (9:00 pm Beijing Time) on Wednesday, August 28, 2013.

Listeners may access the call by dialing +1 (877) 407-8133 five to ten minutes prior to the scheduled conference call time.  International callers should dial +1 (201) 689-8040.

A replay of the conference call will be available for 14 days starting from 12:00 pm EDT on Wednesday, August 28, 2013.

To access the replay, dial +1 (877) 660-6853.  International callers should dial at +1 (201) 612-7415.  The pass code is 419874.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Financial Measures

This earnings release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the second quarter of 2013. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers, with an emerging presence in international markets, in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	IR Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow -

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	June 30, 2013	December 31, 2012
Assets

Current assets
Cash	$203,573,315	$228,861,009
Certificates of deposit	27,971,127	16,372,128
Restricted cash	169,845,051	145,413,726
Accounts receivable, net	7,528,934	2,276,153
Notes receivable	-	433,379
Inventories	24,598,947	22,762,545
Prepaid purchases	120,454,584	76,268,597
Prepaid expenses	950,389	382,569
Other receivables	1,049,489	2,270,073

Total current assets	555,971,836	495,040,179

Non-current assets
Property, plant and equipment, net	138,983,868	134,110,657
Land use right, net	57,310,003	13,625,738
Deposit on acquisition of business	-	24,076,660
Deposit on acquisition of property, plant and equipment	790,087	266,312
Other receivable	3,075,738	3,039,835
Certificates of deposit	3,258,708	3,210,221

Total non-current assets	203,418,404	178,329,423

Total assets	$759,390,240	$673,369,602

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$17,067,680	$2,279,246
Notes payable	315,878,059	259,546,395
Term loans	61,589,598	57,462,962
Land use right payable	1,440,751	1,419,314
Income tax payable	1,771,519	5,140,306
Customers deposits	20,467,262	11,635,999
Accrued liabilities and other payables	6,786,234	5,818,060

Total current liabilities	425,001,103	343,302,282

Total liabilities	425,001,103	343,302,282

Stockholders' equity

Common stock, 100,000,000 shares authorized with no par value;
59,823,730 and 59,823,730 shares issued,
59,522,910 and 59,561,899 shares outstanding as of
June 30, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	5,011,589	4,978,698
Treasury stock, at cost, 300,820 and 261,831 shares,
as of June 30, 2013 and December 31, 2012, respectively	(498,799)	(414,063)
Retained earnings	162,536,868	163,276,046
Accumulated comprehensive income	26,921,361	21,808,521

Total stockholders' equity	334,389,137	330,067,320

Total liabilities and stockholders' equity	$759,390,240	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(IN US DOLLARS) (UNAUDITED)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2013		2012	2013		2012

Revenue		$43,078,588	$76,783,963		$88,689,295	$145,473,530

Cost of revenue		(39,557,743)	(56,975,825)		(79,961,858)	(104,172,570)

Gross Profit		3,520,845	19,808,138		8,727,437	41,300,960

Operating expenses:
General and administrative expenses		(2,330,607)	(2,511,170)		(4,733,708)	(4,880,531)
Selling and marketing expenses		(73,666)	(506,711)		(808,013)	(613,797)
Total operating expenses		(2,404,273)	(3,017,881)		(5,541,721)	(5,494,328)

Operating income		1,116,572	16,790,257		3,185,716	35,806,632

Other income and (expense):

Interest income		845,618	624,578		2,082,157	1,250,829

Interest expenses		(2,580,151)	(2,028,459)		(5,939,682)	(3,059,376)

Sundry income		3,423	24,911		102,021	183,648

(Loss)/Income before income taxes		(614,538)	15,411,287		(569,788)	34,181,733

Income tax expense		(29,566)	(5,136,010)		(169,390)	(9,895,848)

Net (loss) / income		$(644,104)	$10,275,277		$(739,178)	$24,285,885

Earnings per share

- Basic	$	Nil	$0.18	$	Nil	$0.42

- Diluted	$	Nil	$0.18	$	Nil	$0.42

Weighted average common shares outstanding

- Basic		59,556,396	58,203,179		59,559,133	58,230,054

- Diluted		59,556,396	58,203,179		59,559,133	58,230,054

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS) (UNAUDITED)

	For The Six Months Ended
	2013	2012

Cash flows from operating activities:

Net (loss) / income	$(739,178)	$24,285,885

Adjustments to reconcile net (loss) / income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	5,602,740	5,445,665
Amortization of land use right	168,271	164,662
Amortization of intangible asset	-	2,730
Stock-based compensation	32,891	-

Changes in assets and liabilities:
Accounts receivable, net	(5,181,508)	2,688,177

Notes receivable, net	436,815	75,515

Inventories	(1,482,042)	723,341

Prepaid expenses	(1,074,146)	(2,240,101)

Prepaid purchases	(42,729,770)	(30,503,908)

Other receivable	147,453	143,083

Accounts payable	14,649,698	26,426,165

Income tax payable	(3,422,061)	3,329,166

Customers deposit	8,594,318	(5,288,776)

Accrued liabilities and other payables	2,538,767	(276,963)

Net cash (used in) / provided by operating activities	(22,457,752)	24,974,641

Cash flows from investing activities:
Cash paid for property, plant and equipment	(7,855,584)	(1,646,177)

Payment of purchases intangible asset	-	(16,435)

Advance to unrelated third parties	-	(3,689,485)

Repayment of advance to unrelated third parties	772,012	5,237,692

Repayment of advance to related party	315,177	-

Repayment of advance from unrelated third party	(1,617,835)	-

Cash paid for acquisition of land use right	(19,214,984)	-

Investment in certificates of deposit	(11,271,457)	(4,432,764)

Changes in restricted cash	(22,077,780)	(28,048,733)

Net cash used in investing activities	(60,950,451)	(32,595,902)

Cash flows from financing activities:
Repayment of term loans	(14,560,515)	(14,248,171)

Proceeds from term loans	17,796,185	17,414,432

Proceeds from notes payable	313,644,821	247,601,558

Repayments from notes payable	(261,603,922)	(204,144,635)

Purchase of treasury stock	(84,736)	(571,496)

Net cash provided by financing activities	55,191,833	46,051,688

Net (decrease)/increase in cash	(28,216,370)	38,430,427

Effect on change of exchange rates	2,928,676	(2,191,610)

Cash as of January 1	228,861,009	246,600,917

Cash as of June 30	$203,573,315	$282,839,734

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$5,895,801	$3,153,604
Income tax paid	$3,591,451	$6,566,682

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)

(IN US DOLLARS)

	Non-GAAP EBITDA
	Second Quarter Ended June 30,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	$(644,104)	$10, 275,277
Interest income	(845,618)	(624,578)
Interest expenses	2,580,151	2,028,459
Income tax expense	29,566	5,136,010
Depreciation of property, plant and equipment	2,818,472	2,724,266
Amortization of land use right	84,620	82,110
Non-GAAP EBITDA	$4,023,087	$19,621,544